Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Contact for TAM S.A. Tel: +55 11 5582 9715 invest@tam.com.br	Contact for LAN Airlines S.A. Tel: +56 2 565 8785 investor.relations@lan.com

LAN AIRLINES AND TAM S.A. ANNOUNCE BINDING AGREEMENTS

SANTIAGO, CHILE and SAO PAULO, BRAZIL – January 19, 2011 – LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA: LAN) and TAM S.A. (TAM) (BM&FBOVESPA: TAMM4/NYSE: TAM) today announced the signing of the binding agreements between both companies and their respective controlling shareholders, in line with the memorandum of understanding (the “MOU”) signed on August 13, 2010. These binding agreements, include an Implementation Agreement and an Exchange Offer Agreement (the “Executed Contracts”) containing the definitive terms and conditions of the proposed business combination of LAN and TAM. This transaction remains subject to approval of Agência Nacional de Aviação Civil of Brazil (“ANAC”) and other relevant governmental bodies.

The Executed Contracts were approved by the Boards of Directors of both LAN and TAM at meetings held on January 18, 2011 in Chile and Brazil. The Boards of Directors of LAN and TAM approved the binding documents and agreed to recommend to their respective shareholders the approval of the transaction.

Pursuant to the Executed Contracts and through several corporate restructurings to be implemented in Chile and Brazil, and an exchange offer addressed to all holders of TAM stock (other than the Amaro family, the controllers of TAM), the new organizational structure of the combined entity will be as shown in the chart below, assuming all TAM shareholders (other than the Amaro family) tender their shares into the exchange offer:

Enrique Cueto, CEO of LAN Airlines said: “We are pleased to announce that LAN and TAM are taking a new and very important step towards building one of the leading airline groups in the world. Today’s announcement confirms the commitment that we share with our friends at TAM, which is a strong passion and determination to provide millions of Latin American passengers with better service, always certain of the great potential of the Latin American market.”

“As regional leaders, TAM and LAN make a natural move in the global trend of consolidation in the airline sector. We believe this is the best way to guarantee our companies’ growth, in a scenario of high competition and growing demand. We are confident that, after all the required approvals, we will be able to offer even more advantages to our costumers, employees and stockholders”, says Marco Antonio Bologna, TAM S.A.’s CEO.

Regarding the structure of the transaction, substantially all of the voting stock of TAM is expected to be acquired by a new Chilean corporation (“Holdco 1”). The share capital of Holdco 1 will be divided into two series: (i) one series of voting stock, which will have no economic rights other than nominal dividend rights, and (ii) one series of non-voting stock, which will have substantially all of the economic rights. The share capital of Holdco 1 will be distributed as follows: (x) at least 80% of the voting stock will be acquired and held indirectly by the Amaro family through a new Chilean corporation (“TEP Chile”), and no more than 20% of the voting stock will be acquired and held by LAN, and (y) 100% of the non-voting stock will be acquired and held by LAN.

The non-voting stock of TAM indirectly held by the Amaro family will be contributed by them to a new wholly-owned Chilean corporation (“Sister Holdco”). Holdco 1 will incorporate a new Chilean corporation (“Holdco 2”), that will launch a delisting exchange offer pursuant to which all the holders of TAM stock (other than the Amaro family) may tender their shares in exchange for the same number of shares of Holdco 2 (the “Exchage Offer”).

Simultaneously with the settlement of the Exchange Offer, Holdco 2 and Sister Holdco will merge into LAN, with LAN being the surviving entity. The exchange ratio in the mergers will be 0.9 shares of LAN per share of Sister Holdco and Holdco 2, whose sole assets will be the TAM shares contributed by the Amaro family and acquired in the Exchange Offer, respectively.

The commencement of the Exchange Offer will be subject to conditions customary for transactions of this nature, including (i) that the shareholders of LAN approve the mergers, (ii) that no more than 2.5% of holders of LAN stock shall have exercised their appraisal rights (derecho a retiro) under Chilean law and (iii) receipt of approvals from and/or registrations with ANAC, the Comissão de Valores Mobiliários of Brazil, the Superintendencia de Valores y Seguros of Chile, the Securities and Exchange Commission of the United States of America and the applicable antitrust authorities in the relevant countries.

The consummation of the Exchange Offer will be subject to the additional minimum conditions that the number of shares tendered and not withdrawn from, or that otherwise approve, the exchange offer are sufficient under Brazilian law to (i) permit the delisting of the TAM stock from the BM&FBovespa (“Bovespa”), and (ii) give LAN the right and ability to effect a statutory squeeze-out of all TAM stock that do not accept the Exchange Offer.

The transaction contemplates that the LAN stock will be listed in Brazil in the Bovespa as Brazilian Depositary Receipts and will continue to be listed in Chile and in the New York Stock Exchange (“NYSE”) as American Depositary Receipts. The TAM stock will cease to be listed in the Bovespa and in the NYSE as American Depositary Receipts.

LAN’s name will be changed to “LATAM Airlines Group S.A.” (“LATAM”), and the share capital of LAN will be distributed approximately as follows (assuming a 100% of the holders of TAM stock, other than the Amaro family, tender their shares into the Exchange Offer): (i) LAN controlling shareholders, 24.07%; (ii) TEP Chile, 13.67%; (iii) other existing shareholders of LAN, 46.60%; and (iv) tendering holders of TAM stock, 15.65%.

Upon consummation of the transaction, LAN, TAM and their respective subsidiaries will continue their airline operations as presently conducted. The Chairman of the Board of LATAM shall be Mauricio Rolim Amaro. Enrique Cueto shall remain as Chief Executive Officer of LATAM and Ignacio Cueto shall remain in his current capacity as President and Chief Operating Officer of LAN’s current operations. The Chairman of the Board of TAM shall continue to be Maria Claudia Oliveira Amaro, and the Chief Executive Officer shall be Marco Bologna.

Completion of this transaction is expected to take between six to nine months. The proposed combination of LAN and TAM as LATAM will produce an airline group that will be among the major 10 in the world. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating a fleet of more than 280 aircrafts and will have over 40,000 employees.

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various alliances. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 118 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, have a fleet of 13 dedicated freighters. The Company has one of the youngest fleets in the world, which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to environmental protection.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance which LAN has been a member of for over 10 years that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com

About  TAM

TAM Airlines (www.tamairlines.com) operates direct flights to 45 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, TAM's network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia.

TAM is Brazil's leading airline, with market share of 43.3% in December 2010, and is also the country's leading player among Brazilian airlines that operate international routes, with 84.6% market share in December. With the largest passenger aircraft fleet in the country (151 planes), TAM offers customer service marked by its Spirit to Serve and seeks to make air travel more accessible to the general public.

TAM was the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 12 million tickets in exchange for points and is part of the Multiplus network, which today has 7.6 million members. A member of Star Alliance – the world's largest airline alliance – since May 2010, TAM is part of a network with 1,160 destinations in 181 countries.

Forward-Looking Statements
This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.
These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN.  This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.